SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549




                                 Schedule 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                                Metricom, Inc.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  591596-10-1
                                (CUSIP Number)

                              Brian L. Blomquist
                        7711 Carondelet Ave., Suite 700
                              St. Louis, MO 63105
                                 (314) 727-5305
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 24, 1997
                     (Date of Event which Requires Filing
                              of this Statement)







If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box     [  ]

         This Amendment No. 2 to Schedule 13D is being filed by Ryback Management Corporation, a Michigan corporation ("Ryback") in order to amend
Item 4 in its entirety.  Item 4 is hereby amended to read as follows:

Item 4.  Purpose of Transaction.

         Initially, the Trust purchased Common Stock and Convertible
Debentures of the Issuer for investment purposes.   On December 26, 1996, on
behalf of the Trust, Ryback presented the Issuer with a proxy proposal for action at the 1997 annual meeting of the Issuer to recommend that the Issuer's Board of Directors take all actions necessary to conduct a competitive auction for the Issuer's business and/or assets. On February 24, 1997, the Trust wrote to the President and Chief Executive Officer of the Issuer notifying the Issuer that the Trust was withdrawing its proposal regarding the sale or merger of the Issuer, in the interests of attempting to assure the future success of the Issuer. In its letter, the Trust stated, "We believe the company has attempted to address shareholder concerns and hope to be a constructive influence on the implementation of Ricochet networks nationwide." The Trust and Ryback may, at any time or from time to time, review or reconsider this position with respect to the Issuer and may formulate plans with respect to other matters referred to in
Item 4 of Schedule 13D.


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  RYBACK MANAGEMENT CORPORATION


Date: March 6, 1997               By: /S/ LAWRENCE G. CALLAHAN
                                      Lawrence G. Callahan, Vice President